SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                           -------------------

                               SCHEDULE 13G
                              (Rule 13d-102)

 (Date of Event Which Requires Filing of this Statement: December 31, 1997)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                            [X] Rule 13d-1(b)
                            [ ] Rule 13d-1(c)
                            [ ] Rule 13d-1(d)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                            (Amendment No. 1)*

                            Ross Systems, Inc.
                             (Name of Issuer)

                        Common Stock, no par value
                      (Title of Class of Securities)

                               778303 20 7
                              (Cusip Number)


---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 778303 10 7                   13G

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        (1)    NAME OF REPORTING  PERSONS
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSONS (ENTITIES ONLY)
               Fletcher Asset Management, Inc.
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        (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                (a) [ ]
                                                                (b) [x]
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        (3)    SEC USE ONLY
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        (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF             (5)    SOLE VOTING POWER
                             0
SHARES                ______________________________________________________

BENEFICIALLY          (6)    SHARED VOTING POWER
                             1,671,956
OWNED BY              ______________________________________________________

EACH                  (7)    SOLE DISPOSITIVE POWER
                             0
REPORTING             ______________________________________________________

PERSON WITH           (8)    SHARED DISPOSITIVE POWER
                             1,671,956
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        (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                      1,671,956
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        (10)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **           [ ]
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        (11)   PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
                      8.7%
--------------------------------------------------------------------------
        (12)   TYPE OF REPORTING PERSON **
                      CO
--------------------------------------------------------------------------
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 778303 10 7                   13G

--------------------------------------------------------------------------
        (1)    NAME OF REPORTING  PERSONS
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSONS (ENTITIES ONLY)
               Alphonse Fletcher, Jr.
--------------------------------------------------------------------------
        (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a) [ ]
                                                               (b) [x]
--------------------------------------------------------------------------
        (3)    SEC USE ONLY
--------------------------------------------------------------------------
        (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

NUMBER OF             (5)    SOLE VOTING POWER
                             0
SHARES                ______________________________________________________

BENEFICIALLY          (6)    SHARED VOTING POWER
                             1,671,956
OWNED BY              ______________________________________________________

EACH                  (7)    SOLE DISPOSITIVE POWER
                             0
REPORTING             ______________________________________________________

PERSON WITH           (8)    SHARED DISPOSITIVE POWER
                             1,671,956
--------------------------------------------------------------------------
        (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON
                      1,671,956
--------------------------------------------------------------------------
        (10)   CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (9) EXCLUDES CERTAIN SHARES **           [ ]
--------------------------------------------------------------------------
        (11)   PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (9)
                      8.7%
--------------------------------------------------------------------------
        (12)   TYPE OF REPORTING PERSON **
                      IN
--------------------------------------------------------------------------
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1(a).     NAME OF ISSUER:  Ross Systems, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                2 Concourse Parkway, Suite 800, Atlanta, Georgia  30328

ITEM 2(a).     NAME OF PERSON FILING:
                   Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr.

ITEM 2(b).     ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                   767 Fifth Avenue, 48th Floor, New York, New York 10153

ITEM 2(c).     CITIZENSHIP:
                   Fletcher Asset Management, Inc. is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES: Common Stock, no par value

ITEM 2(e).     CUSIP NUMBER: 778303 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A:

               (a)[ ] Broker or dealer registered under Section 15 of the Act

               (b)[ ] Bank as defined in Section 3(a) (6) of the Act

               (c)[ ] Insurance Company as defined in Section 3(a) (19)
                      of the Act

               (d)[ ] Investment Company registered under Section 8 of
                      the Investment Company Act

               (e)[x] Investment  Adviser registered under Section 203
                      of the Investment Advisers Act of 1940

               (f)[ ] Employee Benefit Plan or Endowment Fund; see
                      Rule 13d-1(b)(1)(ii)(F)

               (g)[ ] Parent Holding Company or control person,  in
                      accordance with Rule 13d-1(b)(1)(ii)(G)

               (h)[ ] Savings Association as defined in Section 3(b)
                      of the Federal Deposit Insurance Act

               (i)[ ] Church Plan that is excluded from the definition
                      of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

               (j)[ ] Group, in accordance with Rule 13d-1(b) (1) (ii)(J)

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.        OWNERSHIP.

               (a)  Amount beneficially owned: 1,671,956

               (b)  Percent of class:

               8.7% (based on the 19,251,784 shares of Common Stock (the "Common Stock") of Ross Systems, Inc. (the "Company") reported to be outstanding as of October 31, 1997 as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 1997 and the shares of Common Stock underlying convertible securities held by the Discretionary Account (as defined below) that are convertible within 60 days of December 31, 1997.)

               (c) Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote
                          0
                   (ii)   shared  power to vote or to direct  the vote
                          1,671,956
                   (iii) sole power to dispose or to direct the disposition of 0
                   (iv) shared power to dispose or to direct the disposition of 1,671,956

               The amount of Common Stock reported to be beneficially owned includes 286,617 shares of Common Stock issuable upon the conversion of shares of Series E Convertible Preferred Stock (the "Preferred Stock") of the Company and 1,040,000 shares of Common Stock issuable upon the exercise of warrants issued by the Company. The Preferred Stock is convertible and the warrant is exercisable within 60 days of December 31, 1997. The holdings reported reflect the amount of Common Stock that would have been held had the Preferred Stock been converted and the warrant been exercised on December 31, 1997.

               By virtue of Mr. Fletcher's position as President of Fletcher Asset Management, Inc., a Delaware corporation ("FAM"), Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,671,956 shares of Common Stock of the Company held by Fletcher International, Ltd., a discretionary account managed by FAM (the "Discretionary Account"), and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON.

               This Schedule l3G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 1,671,956 shares of Common Stock held at December 31, 1997 by the Discretionary Account managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Discretionary Account. The Discretionary Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
               GROUP.
               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
               Not applicable.

ITEM 10.       CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

               By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                                    February 17 , 1998


                                    /s/ ALPHONSE FLETCHER, JR.
                                    Alphonse Fletcher, Jr., as
                                    President of Fletcher
                                    Asset Management, Inc.


                                    /s/ ALPHONSE FLETCHER, JR.
                                    Alphonse Fletcher, Jr.